SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Neoleukin Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

64049K104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 64049K104	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel Adriano Silva Manzano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,909,168(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,909,168(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,909,168
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1.	Includes an aggregate of 350,833 shares issuable upon exercise of stock options exercisable within 60 days of the date hereof.

SCHEDULE 13G

CUSIP No. 64049K104	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer:

Neoleukin Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

188 East Blaine Street, Suite 450

Seattle, Washington 98102

Item 2.

(a)	Name of Person Filing:

Daniel Adriano Silva Manzano

(b)	Address of Principal Office:

4000 Mason Road,

Fluke Hall 300 or 304

Seattle, WA 98105

(c)	Citizenship:

Mexico

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

64049K104

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

6,909,168

(b)	Percent of class:

6.8%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:	2,909,168 (1)
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	2,909,168 (1)
(iv) Shared power to dispose or to direct the disposition of:	0

1.	Includes an aggregate of 350,833 shares issuable upon exercise of stock options exercisable within 60 days of the date hereof.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022	By:	/s/ Daniel Adriano Silva Manzano
	Name:	Daniel Adriano Silva Manzano